Exhibit 97

Compensation Recoupment Policy

Effective December 1, 2023

The Board of Directors (the “Board”) of Hanover Bancorp, Inc. (the "Company") believes it is desirable, and in the best interests of the Company and its stockholders, to maintain and enhance a culture that is focused on integrity, accountability and that discourages conduct detrimental to the Company's risk profile and sustainable growth. Therefore, it may be appropriate for the Company to recover Incentive Compensation (as defined herein) provided to certain employees, and it may be appropriate for those employees to repay such Incentive Compensation, in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”). The Board has adopted the following Compensation Recoupment Policy (the "Policy") effective as of the date set forth above (the "Effective Date"). The Policy applies to the Company’s Executive Officers (as defined below).

Additional Definitions

“Erroneously Awarded Compensation” means the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the amounts reflected in the Accounting Restatement and must be computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement:

(A) The amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received; and

(B) The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq.

"Executive Officer" shall mean the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive Officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. As used herein, a policy-making function is not intended to include policy-making functions that are not significant.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall be considered financial reporting measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

"Incentive Compensation" shall mean any compensation payable in cash, shares of the Company's common stock, restricted stock units or stock options, that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure. For the avoidance of doubt, Incentive Compensation will be deemed

“received” by the Executive Officer for purposes of this policy in the fiscal period during which the financial reporting measure is attained, even if the payment or grant occurs after the end of that period.

"Restatement Date" shall mean the date that the Company concluded (or reasonably should have concluded), whether through its Board, a committee of the Board, or through officers of the Company if such officers are authorized to take such action without Board action, that an Accounting Restatement is required, or the date that a court or regulator directs the Company to prepare an Accounting Restatement.

Recoupment of Incentive Compensation

If the Company incurs an Accounting Restatement, the Company shall promptly require each current or former Executive Officer who received Incentive Compensation to reimburse the Company any Erroneously Awarded Compensation received by such Executive Officer during the three completed fiscal years immediately preceding the Restatement Date.

For the sake of clarity, Erroneously Awarded Compensation shall be recovered even if there was no misconduct or failure of oversight on the part an individual Executive Officer.

Recoupment Amount and Procedures

The amount required to be reimbursed or returned to the Company shall be determined by the Compensation Committee of the Board (the "Committee") and will equal the amount of the Erroneously Awarded Compensation.

The Company will determine, in its sole discretion, the method for obtaining reimbursement or return of payments made, which may include, but is not limited to: (i) by offsetting the amount from any compensation owed by the Company to the affected Executive Officer (including, without limitation, amounts payable under a deferred compensation plan at such time as is permitted by Section 409A of the Internal Revenue Code of 1986, as amended); (ii) by reducing or eliminating future salary increases, cash incentive awards or equity awards; or (iii) by requiring the individual to pay the amount to the Company upon its written demand for such payment.

Exceptions to Recovery

Exceptions to the foregoing policy of recoupment are only available where:

(i)

pursuing such recovery would be impracticable because the direct expense paid to a third party to assist in enforcing the Policy would exceed the recoverable amounts and the Company has: (A) made a reasonable attempt to recover such amounts; and (B) provided documentation of such attempts to recover to the Nasdaq; or

(ii)

recoupment would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of the Internal Revenue Code.

Miscellaneous

The Board intends that this Policy will be applied to the fullest extent permitted by law. In addition, the Committee may determine that any equity award agreement, employment agreement or similar agreement entered into or amended after the Effective Date shall, as a condition to the grant of any benefit covered by such agreement, require the affected employee to contractually agree to abide by the terms of this Policy. Further, the adoption of this Policy does not mitigate, and is intended to enhance, the effect of any recoupment or similar policies in any equity award agreement, employment agreement or similar agreement in effect prior to the Effective Date.

Binding on Successors

The terms of this Policy shall be binding and enforceable against all employees and their heirs, executors, administrators and legal representatives.